

10030087 ES
;E COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swiss Re Capital Markets Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Swiss Re Capital Markets Corporation -- 55 East 52nd Street
(No. and Street)

New York	New York	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Santangelo -- 212-317-5096
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Santangelo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swiss Re Capital Markets Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Financials and Operations Principal

Title

Notary Public

JEANNE MARIE CONLEY
Notary Public, State of New York
No.01CO6137394
Qualified in New York County
Commission Expires November 21, ~~2000~~ 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Swiss Re Capital Markets Corporation
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To The Board of Directors and Stockholder of
Swiss Re Capital Markets Corporation:

In our opinion, the accompanying consolidated statement of financial condition present fairly, in all material respects, the financial position of Swiss Re Capital Markets Corporation and its subsidiary (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers L.L.P.

February 26, 2010

Swiss Re Capital Markets Corporation
Consolidated Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	7,771,408
Securities purchased under agreements to resell		96,999,849
Receivable from Parent		750,000
Receivable from third party		12,000
Prepaid expenses		71,354
Deferred tax asset		235,552
Other assets		263,750
Total assets	$	106,103,913
Liabilities		
Accounts payable and accrued expenses	$	5,100
Payable to SRFPC		1,224,763
Current income taxes payable		1,202,470
Total liabilities		2,432,333
Liabilities subordinated to claims of general creditors		15,000,000
Stockholder's equity		
Common stock - $0.01 par value - 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		57,499,999
Retained earnings		31,171,580
Total stockholder's equity		88,671,580
Total liabilities and stockholder's equity	$	106,103,913

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Nature of Operations and Organization of the Company

Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective July 2, 2001, became a wholly owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), which is ultimately owned by Swiss Reinsurance Company of Zurich, Switzerland (the "Parent"). The Company was established to conduct securities and investment business. During the year, the Company acted as introducing agent and co-agent for a variety of transactions involving the sale of securities that are sensitive to insurance risks ("CAT Securities"). Additionally, the Company may maintain positions in these securities as part of its proprietary trading activities. The Company also acted as underwriter on certain CAT Securities and structured credit transactions.

On September 22, 2002 and November 5, 2002 the Company purchased common shares in Swiss Re Capital Markets Japan Corporation ("SRCMJ"), purchasing 100 shares on each occasion for an aggregate investment of $10 million representing all of the currently outstanding shares of SRCMJ. SRCMJ is a Delaware corporation incorporated on August 15, 2002 and registered with the Japan Financial Services Agency for registration under the Law Concerning Foreign Securities Firms of 1971. SRCMJ operated in Tokyo through a branch office. The functional currency of SRCMJ is the U.S. dollar. SRCMJ relinquished its securities license to the Japan Financial Services Agency in June 2009. Effective July 31, 2009, the Company terminated the operations of SRCMJ.

The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, SRCMJ. All intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions

Securities transactions are recorded on the trade date.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2009, cash and cash equivalents include demand deposits of $7.8 million in a large U.S. bank.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements were fully depreciated on an accelerated straight-line basis as of June 30, 2009 as part of the termination of operations of SRCMJ.

Asset Retirement Obligations

Accounting Standards Codification No. 410, " Asset Retirement and Environment Obligations" ("ASC No. 410"), addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.
ASC No. 410 applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset.

Securities Purchased Under Agreements to Resell
Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements" or "reverse repos") are accounted for as collateralized financings and are carried in the consolidated statement of financial condition at their contractual amount plus accrued interest. At December 31, 2009, the Company had a reverse repo with a large U.S. bank.

It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the contract value and accrued interest of open reverse repos. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The Company has accepted collateral with a fair value of $96.7 million that the Company is permitted by contract, to sell or repledge, and none has been sold or repledged as of December 31, 2009. The collateral is being held at a large U.S. bank.

Translation of Foreign Currencies
Assets denominated in foreign currencies are translated at year end rates of exchange.

Fair Value Option
The Company adopted ASC No. 825, "Financial Instruments: Fair Value Option", as of January 1, 2008. The Standard permits entities to choose on an instrument-by-instrument basis, at specified election dates, to measure financial assets and liabilities and certain other items at fair value (the "fair value option"). Unrealized gains and losses on items for which the fair value option has been elected must be reported in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. As of December 31, 2009 the Company had not elected the fair value option for any financial assets or liabilities.

Income Taxes
In accordance with ASC No. 740, "Income Taxes", deferred tax assets or liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

The Financial Accounting Standards Board issued FIN No. 48 (ASC No. 740-10), which clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC No. 740-10 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Financial Instruments

The Company does not use forward contracts for trading purposes, but for economic hedging purposes. There are no outstanding forward contracts at December 31, 2009.

4. Other Assets

Other assets in the consolidated statement of financial condition consist of a tax receivable relating to SRCMJ.

5. Commitments and Guarantees

The Tokyo branch office of SRCMJ had a contractual obligation under a non-cancellable operating lease agreement which expired on July 31, 2009.

ASC No. 460 requires the disclosures of representations and warranties which the Company enters into which may provide general indemnification to others. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

6. Related Party Transactions

The Company has an agreement with SRFPC, whereby certain services are performed on behalf of the Company. The Company and SRFPC share office space and jointly incur various expenses that are paid by SRFPC, including occupancy costs and compensation and benefits attributable to SRFPC employees. At December 31, 2009, a payable of $1.3 million related to this activity is included in the payable to SRFPC in the consolidated statement of financial condition.

The Company has an agreement with SRFPC to act as agent in the purchase and sale of CAT Securities and other financial instruments. At December 31, 2009, a receivable of $114 thousand related to this activity is recorded, net, in the payable to SRFPC in the consolidated statement of financial condition.

SRCMJ entered into a foreign exchange forward contract with SRFPC in order to economically hedge its foreign currency exposure. The contract was early terminated on July 10, 2009.

The Company had an agreement with SRFPC whereby certain services were performed in Japan on behalf of SRFPC. SRFPC reimbursed the Company for all Japan related costs plus a mark-up of 8%.

The Company acts as introducing agent or underwriter on certain CAT and Credit securities transactions for related parties.

In 2003, the Company entered into a revolving subordinated loan agreement with SRFPC. Under the terms of the agreement, SRFPC agreed to issue revolving credit loans to the Company from time to time not to exceed $750 million in the aggregate with the outstanding balance available in computing net capital pursuant to SEC Rule 15c3-1. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the agreement, and the Company may borrow, repay, and reborrow such amounts subject to the provisions of the agreement and regulatory requirements. The facility was amended in 2008 to mature on July 15, 2013. The facility bears interest based on LIBOR.

7. Income Taxes

For the year ended December 31, 2009, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax returns with SRAH. The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

At December 31, 2009, SRCMJ has net operating losses of approximately $617 thousand available for federal purposes which will expire between 2024 and 2029. The NOL carryforward along with AMT credit carryforwards comprise the Company's deferred tax asset.

At December 31, 2009, the valuation allowance against the U.S. deferred tax asset of SRCMJ was $0. Also at December 31, 2009, the total amount of unrecognized tax benefits, including interest and penalties, was $0. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months. The Internal Revenue Service has concluded an examination of the 2002 through 2004 audit cycle, with no adjustments to the Company. An examination of the 2005 through 2008 audit cycle began in late 2009 and is currently in the initial stages.

8. Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets. The Company may also maintain positions in these securities as part of its trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

9. Closure of Swiss Re Capital Markets Japan Corporation

On December 17, 2008, the Parent agreed to the closure of SRCMJ in 2009 in order to align the Insurance Capital Markets business in Japan with the Parent's risk appetite and direction that rendered SRCMJ as nonessential to the Parent's strategic goals. The Tokyo branch office was closed as of July 31, 2009.

There are no additional costs expected or liabilities on the consolidated statement of financial condition related to the closure of SRCMJ as of December 31, 2009

10. Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company's net capital of $95.2 million exceeded required net capital of $182 thousand by $95.1 million. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

The assets and liabilities of SRCMJ have been consolidated in the financial statements but have not been consolidated in the Company's net capital computation as shown in supplementary schedule I, nor have they been included in the Company's unaudited Part II FOCUS report as of December 31, 2009 (Form X-17A-5).

The Company is exempt from the provisions of Rule 15c3-3 under the exemptive provisions of subparagraph (k)(2)(i) of the Rule.

11. Subsequent Events

The Company has evaluated whether events or transactions nave occurred after December 31, 2009 that would require recognition or disclosure in these financial statements through February 26, 2010, which is the issuance date of this financial statement.

Swiss Re Capital Markets Corporation

Consolidated Statement of Financial Condition
December 31, 2009